Exhibit 99.1

Genenta Science S.p.A.

Registered office: Milano, via Olgettina n. 58

Share capital subscribed and paid equal to Euro 371.685,80

tax code and entry number on Milan Monza - Brianza Lodi Companies Register: 08738490963

NOTICE OF CALL OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Genenta Science S.p.A. (the Company, and its shareholders, Shareholders) are invited to attend the next ordinary and extraordinary shareholders’ meeting (the Shareholders’ Meeting), which will take place, in accordance with Article 9.5 of the Company’s amended and restated bylaws (the Bylaws) and exclusively by teleconference, on April 29, 2024, at 5:00 p.m. CEST (11 a.m. EDT) on first call, and, if necessary, on May 2, 2024, at 5:00 p.m. CEST (11:00 a.m. EDT) on second call, to resolve on the following:

AGENDA

Ordinary session

1. Approval of the statutory financial statements for the year ended December 31, 2023, audited by Tickmark;

2. Appointment of the Board of Directors:

2.1 determination of the number of Board members;

2.2 determination of term of office;

2.3 appointment of the Board members;

2.4 appointment of the Chairman of the Board of Directors;

2.5 determination of the related compensation.

3. Appointment of the Board of Statutory Auditors for the three-year period 2024-2026:

3.1 appointment of three members, including the chairman, and two alternate members;

3.2 determination of the related compensation.

4. Appointment of statutory external auditors for the three-year period 2024-2026; inherent and consequent resolutions.

Extraordinary session

5. Amendment of article 9 [10 e 11] of the Bylaws with the introduction of increased voting rights; inherent and consequent resolutions.

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I.	Right to attend the Shareholders’ Meeting and exercise of voting rights

The Shareholders’ Meeting may be attended by those Shareholders who are entitled to exercise their voting right as attested by a report of eligible Shareholders delivered to the Company by its transfer agent, based on 2 the Company’s books and records as of the close of business on the seventh business day prior to the date established for the Shareholders’ Meeting on first call, or April 18, 2024 (the Record Date), as provided by Article 9.2 of the Bylaws.

Holders of American Depositary Shares (ADSs), each representing one ordinary share of the Company, that are registered in the relevant register held by The Bank of New York Mellon (the Depositary) on the record date of April 1, 2024 will be entitled to instruct the Depositary on the exercise of voting rights with respect to the ordinary shares underlying the ADSs they hold, pursuant to the terms and conditions set forth in the Deposit Agreement entered into on December 17, 2021 between the Company and the Depositary.

II.	Methods of attendance at the Shareholders’ Meeting

Shareholders have the right to attend and vote at the Shareholders’ Meeting either personally, via teleconference, or by a representative appointed, according to the provisions of Article 2372 of the Italian Civil Code and Article 9.10 of the Bylaws, to whom shall be conferred a written proxy.

Without prejudice to the rights of Shareholders set forth by the law, in order to facilitate the participation to the Shareholders’ Meeting, Shareholders are requested to inform the Company in advance of their intention to attend personally (or, if legal entities, by legal representative or other attorney) or to appoint a representative pursuant to Article 2372 of the Italian Civil Code and Article 9.10 of the Bylaws.

To this end, Shareholders on the Record Date, or the representative appointed by the Shareholders for meeting attendance and voting purposes, shall communicate to the Company, by April 23, 2024, at the e-mail address genentascience@legalmail.it, their intention to attend the Shareholders’ Meeting and submit a copy of the following documentation: an identification document of the Shareholder and of the representative (if appointed), a copy of the proxy received from the latter (if appointed), and the e-mail address at which to receive the teleconference access link to the Shareholders’ Meeting.

The Company will provide the Shareholders who have indicated their intention to attend the Shareholders’ Meeting and the Depositary who will be attending the Shareholders’ Meeting on behalf of the ADS holders with the teleconference access link to the Shareholders’ Meeting no later than April 26, 2024, by e-mail sent to the e-mail address provided by each Shareholder and the Depositary.

III.	Appointment of the Board of Directors - Appointment the Board of Statutory Auditor for the three-year period 2024-2026

Candidates for election to the Board of Directors and the Board of Statutory Auditors shall be elected on the basis of slates submitted by Shareholders, on which candidates must be listed in the order in which they will be elected on the basis of the requisite vote. Slates shall be deposited at the Company’s registered office no later than April 4, 2024. Each candidate may be listed on a single slate and shall automatically be ineligible for election if named on multiple slates. Only Shareholders who, alone or together with other Shareholders joining in the submission of the slate, represent at least 6% of the share capital are eligible to submit slates at the Shareholders’ meeting, such eligibility to be established by filing an appropriate certification to that effect.

Please refer to Articles 10 and 11 of the bylaws for detailed information.

IV.	Documentation related to the Shareholders’ Meeting

The following documents will be made available in accordance with the applicable law provisions, at the Company’s registered office in Milan, via Olgettina no. 58, as well as on the Company’s website (https://ir.genenta.com/financial-information):

● this notice of call of the ordinary and extraordinary shareholders’ meeting;

● the Company’s statutory financial statements for the year ended December 31, 2023;

● the reports of the Company’s Board of Statutory Auditors and of the external auditors to the statutory financial statements for the year ended December 31, 2023;

● the report of the Board of Statutory Auditors on the proposed appointment of the statutory auditor for the three-year period 2024-2026;

● slates submitted by the Shareholders for the appointment of the Board of Directors and for the appointment of the Board of Statutory Auditors;

● the report on the appointment of the Board of Directors and Board of Statutory Auditors; and

● Shareholder report on the amendment of the bylaws.

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March 29, 2024

The Vice-Chairman of the Board of Directors

/s/ Pierluigi Paracchi
Pierluigi Paracchi